Company J.P. Morgan Securities Ltd
                  TIDM
                  Headline Rule 8 - (Oxford Glyco)
                  Released 09:58 15 Apr 2003
                  Number 0466K






FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).

Use separate form for each class of securities in which dealings have been made.

Date of disclosure 15th April 2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing 14th April 2003

Dealing in Oxford GlycoSciences Plc (name of company)

(1) Class of securities (eg ordinary shares) . Ordinary Shares

(2) Amount bought

2,351,488

Amount Sold

0

Price per unit

182 p

(3) Resultant total of the same class owned or controlled

(and percentage of class) 28,770,444 ( 51.37 %)

(4) Party making disclosure J.P. Morgan Securities Ltd

(5) EITHER (a) Name of purchaser/vendor (Note 1) Celltech Group plc
OR (b) If dealing for discretionary client(s), name of fund management organisation

(6) Reason for disclosure (Note 2)

(a) associate of (i) offeror (Note 3) YES

(ii) offeree company NO

Specify which category or categories of associate (1-8) 2

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory) Sara Moth

Telephone and extension number 020 7325 5808

END